October 4, 2005
VIA EDGAR AND COURIER
Mr. Donald Walker
Senior Assistant and Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4561
Washington, DC 20549

Re:	Citizens First Bancorp, Inc. (the “Company”)
Forms 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-32041
Dear Mr. Walker:
     This letter is provided in connection with the review letters from your office dated September 2, 2005 and September 22, 2005 regarding the filings referenced above. The response items indicated below are keyed exactly to the item numbers provided in your letter. Please note that comments in this letter should be reviewed in conjunction with our letter dated September 16, 2005.
Comment No. 1:
     The Freddie Mac equity preferred stock investment yield is based on the Twelve month LIBOR rate less 20 basis points and resets on a yearly basis on April 1st. Additionally, the security is DRD eligible, meaning that 70% of the dividend is tax exempt to the Bank.

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12 Month Libor:
Ask Yield 4.24000 High on 05/13/00 7.50125 Average 3.32837 Low on 06/30/03 1.19000
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410 Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 G263-849-3 30-Sep-05 16:37:43
As depicted in the graph above, interest rates on twelve month LIBOR (the index) have continued to rise from the record lows in 2003 and 2004. Rates are heading back towards 2001 levels, similar levels when the security was purchased.

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As shown in the table below, the index on this security repriced from 1.14% to 3.64% on April 1, 2005, or slightly higher than management expected.
Floating Rate Index History
Annual US LIBOR
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410 Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 G263-849-1 28-Sep-05 14:20:29
The market price of the floating rate equity preferred stock investment in Freddie Mac beginning September 30, 2004 and quarterly through September 30, 2005 was $39.00, $38.00, $42.50, $41.30 and $42.50 respectively, as depicted in the following graph.

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EXCH/Md/USD Price 41.000 High on 01/06/04 49.500 Average 41.471 Low on 10/18/04 36.250
Australia 61 2 9777 8600 Brazil 5511 3048 4500 Europe 44 20 7330 7500 Germany 49 69 920410 Hong Kong 852 2977 6000 Japan 81 3 3201 8900 Singapore 65 6212 1000 U.S. 1 212 318 2000 G263-849-1 28-Sep-05 12:41:18
The following table represents the unrealized loss position, in thousands, for less than 12 months and 12 months or more for this stock investment.

			Unrealized	Unrealized
	Amortized	Unrealized	Loss	Loss	Carrying
	Cost	Gain	> 12 Months	< 12 Months	Value

September 30, 2004	$5,002	—	$587	—	$4,415
December 31, 2004	5,002	—	1,117	—	3,885
March 31, 2005	5,002	—	755	—	4,247
June 30, 2005	5,002	—	797	—	4,205
September 30, 2005	5,002	—	877	—	4,125
     Management continues to provide updates to ALCO, the Board of Directors, our auditors, and the Audit Committee via news articles and other pertinent date to support our analysis.

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     We would appreciate receiving any additional comments which the Staff may have at your earliest possible convenience. Please direct any further comments to the undersigned or Michael D. Luna at (810) 990-1550.
Very truly yours,
CITIZENS FIRST BANCORP, INC.
/s/ Timothy D. Regan
Chief Financial Officer

cc:	Marshall J. Campbell, Citizens First Bancorp, Inc.
Christopher A. Kellerman, Chairman, Audit Committee, Citizens First Bancorp, Inc.

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